SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 27, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of September 30, 2014,

together with the limited review report on interim-period financial statement

CONTENTS

•	Limited review report on interim-period financial statement
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English – Originally issued in Spanish

See note 22 to the stand-alone Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of September 30, 2014, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-months period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of September 30, 2014, and the related consolidated statements of income and cash flows for the nine-months period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.	We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the Argentine professional accounting standards effective in the City of Buenos Aires in certain valuation and disclosure aspects described and quantified in such note.

4.	As further explained in note 22. to the accompanying stand-alone financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in the first paragraph have not been prepared, in all material respects, in accordance with the accounting standards established by the BCRA and, except for the effect of the issue mentioned in the third paragraph, with the Argentine professional accounting standards effective in the City of Buenos Aires.

6.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2013, and the related statements of income, changes in shareholders’equity and cash flows for the nine-months period ended September 30, 2013, which were presented for comparative purposes, we report that:

a)	On February 19, 2014, we issued an audit report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries as of December 31, 2013, in which we expressed a qualified opinion due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2013.

b)	On November 8, 2013, we issued a limited review report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries as of September 30, 2013, which included qualifications due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal respects, pursuant to current legal requirements and the rules of the BCRA.

c)	As of September 30, 2014, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 34,034,671, none of which was due as of that date.

d)	To the extent limited by our area of competence, we have no findings on the information included in note 16.1 to the accompanying stand-alone financial statements as of September 30, 2014, with regard to the requirements established by the CNV (Argentine Securities Commission) with respect to minimum shareholders’ equity and the liquid assets to cover that amount.

City of Buenos Aires,

November 10, 2014

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2014

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		09/30/2014	12/31/2013

ASSETS

A.	CASH
	Cash on hand	2,983,245	2,685,022
	Due from banks and correspondents
	Central Bank of Argentina	6,241,437	8,254,220
	Local Other	9,466	26,247
	Foreign	428,881	270,963
	Other	529	408
		9,663,558	11,236,860

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	2,409,900	1,203,782
	Government securities under repo transactions with Central Bank of Argentina	84,474	88,928
	Holdings booked at amortized cost	333,661	245,007
	Instruments issued by the Central Bank of Argentina	8,586,432	173,031
	Investments in listed private securities	253,310
		11,667,777	1,710,748

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	639,444	639,960
	To the financial sector
	Interfinancing (granted call)	133,446	278,023
	Other financing to Argentine Financial Institutions	67,912	55,711
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	312	1,013
	To the non-financial private sector and foreign residents
	Overdrafts	5,033,693	4,383,598
	Documents	4,111,339	4,299,015
	Mortgage loans	2,206,417	2,172,802
	Pledge loans	1,629,569	1,379,732
	Personal loans	12,580,845	11,567,964
	Credit cards	6,874,780	6,347,450
	Other (Note 6.1.)	5,123,026	5,110,770
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	673,692	716,819
	less: Unearned discount	(148,781)	(183,480)
	less: Allowances (Exhibit J)	(1,018,405)	(931,960)
		37,907,289	35,837,417

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		09/30/2014	12/31/2013

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	663,513	576,879
	Amounts receivable from spot and forward sales pending settlement	405,926	574,866
	Securities and foreign currency receivables from spot and forward purchases pending settlement (Exhibit O)	330,501	45,824
	Unlisted corporate bonds (Exhibits B, C and D)	295,534	189,405
	Receivables from forward transactions without delivery of underlying asset	35,565	167
	Other receivables not covered by debtors classification standards (Note 6.2.)	505,900	697,615
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	125,730	133,057
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	167	845
	less: Allowances (Exhibit J)	(229,458)	(230,011)
		2,133,378	1,988,647

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	368,634	392,791
	Accrued interest and adjustments	4,991	5,130
	less: Allowances (Exhibit J)	(4,075)	(4,945)
		369,550	392,976

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	1,151,924	899,080
	Other	115,564	80,488
	less: Allowances (Exhibit J)	(609)	(344)
		1,266,879	979,224

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	5,190	6,116
	Minimum presumed income tax-credit		3,460
	Other (Note 6.3.)	506,980	390,828
	Accrued interest and adjustments on receivable from sales of assets (Exhibits B, C and D)	227	235
	Other accrued interest and adjustments receivable	23	172
	less: Allowances (Exhibit J)	(7,194)	(6,742)
		505,226	394,069

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	815,557	667,278

I.	OTHER ASSETS (Exhibit F)	655,922	359,631

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	48,249	58,788
	Organization and development costs	319,926	271,759
		368,175	330,547

K.	ITEMS PENDING ALLOCATION	9,193	6,557

TOTAL ASSETS		65,362,504	53,903,954

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		09/30/2014	12/31/2013

LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 6.4.)	7,106,512	4,497,156
	From the financial sector	29,184	26,853
	From the non-financial private sector and foreign residents
	Checking accounts	8,926,466	7,523,958
	Savings accounts	8,596,198	7,776,982
	Time deposits	20,136,576	17,520,476
	Investment accounts	173,697	199,003
	Other (Note 6.5.)	1,056,378	828,015
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	373,782	274,761
		46,398,793	38,647,204

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	18,716	21,802
	Banks and International Institutions (Exhibit I)	208,124	325,664
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	900,559	693,483
	Amounts payable for spot and forward purchases pending settlement	323,727	45,271
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	511,384	700,620
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)	12,000	70,000
	Other financing received from Argentine financial institutions	21,757	25,159
	Accrued interest payable		96
	Receivables from forward transactions without delivery of underlying asset		27,867
	Other (Note 6.6. and Exhibit I)	2,974,806	2,340,284
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	49,026	57,079
		5,020,099	4,307,325

N.	OTHER LIABILITIES
	Fees	534	10,063
	Other (Note 6.7.)	1,584,147	1,201,813
		1,584,681	1,211,876

O.	PROVISIONS (Exhibit J)	135,157	126,130

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	1,304,719	981,142

Q.	ITEMS PENDING ALLOCATION	2,220	2,846

TOTAL LIABILITIES		54,445,669	45,276,523

SHAREHOLDERS' EQUITY (As per related statement)		10,916,835	8,627,431

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		65,362,504	53,903,954

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014	12/31/2013

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	103,838,132	57,094,195
Contingent	11,715,982	11,668,961
Guarantees received	11,261,757	11,279,107
Other not covered by debtors classification standards	139	167
Contingent debit-balance contra accounts	454,086	389,687
Control	86,952,662	40,341,947
Receivables classified as irrecoverable	1,447,466	1,197,495
Other (Note 6.8.)	84,782,848	38,429,674
Control debit-balance contra accounts	722,348	714,778
Derivatives (Exhibit O)	5,169,488	5,083,287
Notional value of put options taken (Note 11.c))	8,670	6,676
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	2,628,882	2,916,785
Interest rate swap (Note 11.b))	15,000	50,000
Derivatives debit-balance contra accounts	2,516,936	2,109,826

CREDIT-BALANCE ACCOUNTS	103,838,132	57,094,195

Contingent	11,715,982	11,668,961
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	115,947	129,505
Other guarantees provided not covered by debtors classification standards	148,410	151,489
Other covered by debtors classification standards (Exhibits B, C and D)	189,729	108,693
Contingent credit-balance contra accounts	11,261,896	11,279,274
Control	86,952,662	40,341,947
Checks to be credited	722,348	714,778
Control credit-balance contra accounts	86,230,314	39,627,169
Derivatives (Exhibit O)	5,169,488	5,083,287
Notional value of call options sold (Note 11.d))	108,698
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	2,408,238	2,109,826
Derivatives credit-balance contra accounts	2,652,552	2,973,461

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		09/30/2014	09/30/2013

A.	FINANCIAL INCOME
	Interest on cash and due from banks	91	181
	Interest on loans to the financial sector	33,977	29,084
	Interest on overdrafts	1,022,443	736,566
	Interest on documents	701,160	446,762
	Interest on mortgage loans	342,439	224,179
	Interest on pledge loans	188,549	135,054
	Interest on credit card loans	1,249,193	637,933
	Interest on financial leases	59,051	50,312
	Interest on other loans (Note 6.9.)	3,920,509	2,971,625
	Net income from government and private securities (Note 6.10.)	1,493,937	310,206
	Interest on other receivables from financial intermediation	1,543	1,838
	Income from guaranteed loans - Presidential Decree No. 1,387/01	33,252	16,543
	CER (Benchmark Stabilization Coefficient) adjustment	68,086	23,179
	CVS (Salary Variation Coefficient) adjustment	542	489
	Difference in quoted prices of gold and foreign currency	692,766	415,711
	Other (Note 6.11.)	313,565	142,878
		10,121,103	6,142,540

B.	FINANCIAL EXPENSE
	Interest on savings accounts	34,389	29,259
	Interest on time deposits	3,527,779	1,996,825
	Interest on interfinancing received loans (received call)	1,923	3,348
	Interest on other financing from Financial Institutions	16	7
	Interest on other liabilities from financial intermediation	69,539	44,711
	Interest on subordinated bonds	88,886	58,210
	Other interest	2,372	2,513
	CER adjustment	7,732	3,207
	Contribution to Deposit Guarantee Fund	55,418	45,536
	Other (Note 6.12.)	675,377	451,804
		4,463,431	2,635,420

	GROSS INTERMEDIATION MARGIN - GAIN	5,657,672	3,507,120

C.	PROVISION FOR LOAN LOSSES	408,936	353,561

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	59,646	111,135
	Related to deposits	1,929,572	1,398,077
	Other commissions	54,409	36,786
	Other (Note 6.13.)	1,076,260	773,818
		3,119,887	2,319,816

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		09/30/2014	09/30/2013

E.	SERVICE-CHARGE EXPENSE
	Commissions	190,395	138,502
	Other (Note 6.14.)	606,563	502,271
		796,958	640,773

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	2,074,446	1,569,233
	Directors' and statutory auditors' fees	127,997	60,323
	Other professional fees	126,066	94,129
	Advertising and publicity	75,516	86,399
	Taxes	214,684	143,606
	Depreciation of equipment	88,538	66,962
	Amortization of organization costs	81,567	58,899
	Other operating expenses (Note 6.15.)	535,682	398,146
	Other	271,506	185,156
		3,596,002	2,662,853

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	3,975,663	2,169,749

G.	OTHER INCOME
	Income from long-term investments	339,356	172,619
	Penalty interest	46,078	29,965
	Recovered loans and allowances reversed	76,337	78,232
	CER adjustments	86	48
	Other (Note 6.16.)	94,011	62,938
		555,868	343,802

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	1	21
	Charges for other receivables uncollectibility and other allowances	26,327	37,178
	Depreciation and loss of other assets	1,490	906
	Goodwill amortization	10,539	10,539
	Other (Note 6.17.)	78,625	56,222
		116,982	104,866

	NET INCOME BEFORE INCOME TAX - GAIN	4,414,549	2,408,685

I.	INCOME TAX (Note 4.)	1,510,000	918,500

	NET INCOME FOR THE PERIOD - GAIN	2,904,549	1,490,185

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014								09/30/2013 (1)
				Earnings reserved
Changes	Capital stock (2)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Corporate Bonds (3)	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,563	398,755	4,511	1,500,169		3,614,033	2,515,400	8,627,431	6,199,101

Distribution of unappropiated earnings, as approved by the Shareholders´ Meeting held on April 29, 2014 and April 11, 2013, respectively
- Legal reserve				488,713			(488,713)
- Cash dividends						(596,254)		(596,254)
- Special reserve for Subordinated Corporate Bonds (3)					95,326		(95,326)
- Voluntary reserve for future distribution of earnings						1,911,651	(1,911,651)
- Personal assets tax on share and interests							(19,712)	(19,712)	(15,234)

Reversal of special reserve for Subordinated Corporate Bonds (3)					(92,328)		92,328

Other changes derived from the legal merger with Banco Privado de Inversiones S.A.		744					77	821

Net income for the period - Gain							2,904,549	2,904,549	1,490,185

Balances at the end of the period	594,563	399,499	4,511	1,988,882	2,998	4,929,430	2,996,952	10,916,835	7,674,052

(1) See Note 3.2.

(2) See Note 9. and Exhibit K.

(3) See Note 3.5.p.2) and Note 10.

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014	09/30/2013

CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	11,249,840	8,819,683
Cash at the end of the period	9,959,441	8,043,711
Net decrease in cash	(1,290,399)	(775,972)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(8,775,511)	(186,896)
Loans
To the financial sector	167,054	(117,978)
To the non-financial government sector	100,714	33,379
To the non-financial private sector and foreign residents	4,740,682	159,560
Other receivables from financial intermediation	365,374	(1,169,209)
Receivables from financial leases	82,409	(3,864)
Deposits
From the financial sector	2,331	(2,998)
From the non-financial government sector	2,205,664	(1,393,831)
From the non-financial private sector and foreign residents	1,924,610	3,664,369
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(60,019)	(43,400)
Others (except liabilities included under financing activities)	895,293	49,066
Collections related to service-charge income	3,112,438	2,317,325
Payments related to service-charge expenses	(790,774)	(628,563)
Administrative expenses paid	(3,380,520)	(2,477,277)
Payment of organization and development costs	(129,734)	(99,115)
Net collections from penalty interest	46,077	29,944
Differences from payments related to court orders	(3,540)	(5,377)
Collections of dividends from other companies	27,417	3,525
Other collections related to other income and losses	78,721	57,695
Net payments from other operating activities	(1,000,246)	(501,107)
Payment of income tax	(1,199,558)	(616,222)
Net cash flows used in operating activities	(1,591,118)	(930,974)

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014	09/30/2013

Investing activities
Net payments for bank premises and equipment	(189,628)	(109,606)
Net payments for other assets	(233,735)	(71,454)
Collections from sales of investment in others companies	11,126
Net cash flows used in investing activities	(412,237)	(181,060)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(73,443)	(47,483)
Central Bank of Argentina
Other Other	(4,111)	(1,137)
Banks and International Institutions	(126,544)	(244,091)
Subordinated corporate bonds	(59,460)	(39,093)
Financing received from Argentine financial institutions	(3,418)	12,349
Payment of dividends	(596,254)
Net cash flows used in financing activities	(863,230)	(319,455)

Financial income and holding gains on cash and cash equivalents	1,576,186	655,517

Net decrease in cash	(1,290,399)	(775,972)

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. (see Note 2.6.), respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of September 30, 2014 and December 31, 2013, the deposits held by the Misiones Provincial Government with the Bank amounted to 2,285,068 and 1,178,587 (including 64,978 and 62,915 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreement were agreed upon, making it currently effective through February 28, 2026.

As of September 30, 2014 and December 31, 2013, the deposits held by the Salta Provincial Government with the Bank amounted to 1,423,051 and 1,508,357 (including 258,232 and 200,346 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

As of September 30, 2014 and December 31, 2013, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,549,139 and 758,639 (including 123,990 and 103,063 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of September 30, 2014 and December 31, 2013, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán S.A. amounted to 2,784,769 and 1,720,895 (including 593,916 and 502,803 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, and August 15, 2012, the Bank and Gestiva S.A. entered into a joint venture under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of September 30, 2014 and December 31, 2013, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the equity method amounted to 16,354 and 12,688, respectively.

Also, as of September 30, 2014 and 2013, net income recorded through the method mentioned in the previous paragraph amounted to 25,839 and 18,806, respectively.

2.6.	Legal merger of Banco Privado de Inversiones S.A.

On March 7, 2013, the Boards of Directors of Banco Macro S.A. and Banco Privado de Inversiones S.A entered into a “Preliminary merger agreement", which established the merger of the latter with and into Banco Macro S.A. retroactively effective since January 1, 2013, based on the financial statements of the banks as of December 31, 2012.

On June 10, 2013, the special general shareholders’ meetings of Banco Macro S.A. and Banco Privado de Inversiones S.A., approved the preliminary merger agreement, the special purpose consolidated merger balance sheet as of December 31, 2012, the shares exchange relationship and the corresponding increase in capital of the absorbing entity.

The share exchange relationship was agreed at 0.106195 of common share of Banco Macro S.A. per common share of Banco Privado de Inversiones S.A.. Therefore, after the required authorizations and registrations with the various regulatory agencies involved, Macro Fiducia S.A. and Macro Securities S.A., as minority shareholders of Banco Privado de Inversiones S.A., received 77,860 common Class B shares in Banco Macro S.A. with a face value of pesos 1. Such shares in turn were sold on the market during June of 2014.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.).

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán S.A., Macro Bank Limited, Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos SGFCI S.A. as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of September 30, 2014 and supplementary information, are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2014, are presented comparatively with data for the same period in the prior fiscal year.

Additionally, as a result of the merger described in Note 2.6., the Bank’s financial statements and supplementary information as of September 30, 2013, were restated for comparative purposes, and as a result, we consolidated the stand-alone statements of income, changes in shareholders’ equity and cash flows of Banco Macro S.A. and former Banco Privado de Inversiones S.A., as of September 30, 2013. The merger effects were not material.

3.3.	Unit of measurement

Argentine professional accounting standards effective in the City of Buenos Aires establish that the financial statements should be stated in constant pesos. The adjustment methodology and the need to make those adjustments are required by Technical Resolutions (TR) No. 6 and No. 17 issued by FACPCE (Argentine Federation of Professional Councils in Economic Sciences), which were amended by TR No. 39, issued by the mentioned Federation on October 4, 2013 and approved by Professional Council in Economic Sciences of the City of Buenos Aires on April 16, 2014. These standards establish mainly, the existence of an inflation rate accumulated over a three-year period reaching or exceeding 100%, considering the domestic wholesale price index of the INDEC (Argentine Institute of Statistics and Censuses), as a fact that identifies an inflation context that warrants adjusting the financial statements so that they are stated in constant currency as of the related date.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 268 of General Resolution No. 7/2005 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3,921 and CNV (Argentine Securities Commission) General Resolution No. 441.

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates, which do not require such adjustments according to the abovementioned regulations.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of September 30, 2014 and 2013 and December 31, 2013, were as follows:

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, except what is mentioned in the third paragraph, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of September 30, 2014 and December 31, 2013, the present value calculated by the Bank for these securities amounted to 205,390 and 147,601, respectively.

As required under Central Bank Communiqué “A” 5506, BAADEs (Argentine saving bonds for the economy development) were valued at acquisition cost increased by the accrued internal rate of return.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

b.5)	Private Securities – Investment in listed private securities:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

c)	Securities lending

They were valued at the quoted price as of the last respective business day, plus accrued interest. Differences in quoted prices and accrued interest were recorded in the related statements of income.

d)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of September 30, 2014 and December 31, 2013, the present value reported by the Central Bank for these securities amounted to 403,169 and 300,386, respectively.

e)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

f)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

f.1) Guaranteed loans: as explained in Note 3.5.d).

f.2) Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

g)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

i)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

l)	Valuation of derivatives:

l.1)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to charge or pay a spread between fixed and variable rates.

l.2)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

l.3)	Put options taken and call option sold: valued at the agreed-upon exercise price.

See also Note 11.

m)	Severance payments:

The Bank charges these payments directly to expenses.

n)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

o)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

p)	Shareholders’ equity accounts:

p.1)	They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

p.2)	Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of the subordinated corporate bonds issued by the Bank (see Note 10.a.1)). This reserve is reversed on a monthly basis as the related interest is recorded in the related statement of income.

q)	Statement-of-income accounts:

q.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

q.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

q.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than 90 days from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	09/30/2014	12/31/2013	09/30/2013

Cash	9,663,558	11,236,860	7,996,756

Government and private securities
Instruments issued by the Central Bank	295,883	12,980	46,955
Cash and cash equivalents	9,959,441	11,249,840	8,043,711

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As September 30, 2014 and 2013, the Bank estimated an income tax charge of 1,510,000 and 918,500, respectively; hence, no minimum presumed income tax should be assessed for the nine-month periods ended on such dates.

Additionally, as of September 30, 2014, the Bank made income tax prepayments for 591,534 for the 2014 fiscal year, which will be applied to the tax amount assessed in the 2014 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows:

5.1.	Valuation standards

The main items with differences in valuation matters as of September 30, 2014 and December 31, 2013 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income / (loss) (1)	to equity		to total income / (loss) (1)
Item	09/30/2014	12/31/2013	09/30/2014	09/30/2014	12/31/2013	09/30/2014
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	(1,740)	34,828	(36,568)	(233)	35,162	(35,395)
Instruments issued by the Central Bank and booked at amortized cost	19,820	41	19,779	20,576	41	20,535
Guaranteed loans – Presidential Decree No. 1,387/01	(3,825)	(13,614)	9,789	(3,825)	(13,614)	9,789

Business combinations (b)

Acquisition of Nuevo Banco Bisel S.A.	(85,402)	(92,636)	7,234	(85,402)	(92,636)	7,234
Other	(54,535)	(58,060)	3,525	(54,535)	(58,060)	3,525

Interests in other companies (c)	35,903	25,012	10,891

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income / (loss) (1)	to equity		to total income / (loss) (1)
Item (contd.)	09/30/2014	12/31/2013	09/30/2014	09/30/2014	12/31/2013	09/30/2014
Deferred assets – Income tax (d)	179,332	92,016	87,316	212,972	116,694	96,278
Other assets (e)	61	1,717	(1,656)	61	1,717	(1,656)

Liabilities – Provisions (f)	(82,621)	(67,994)	(14,627)	(82,621)	(67,994)	(14,627)

Total	6,993	(78,690)	85,683	6,993	(78,690)	85,683

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the nine-month period ended September 30, 2013, would have increased by 158,857.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.d). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán S.A. prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	The Bank recorded interest rate swap agreements under memorandum accounts in conformity with Central Bank accounting standards. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

(f) The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by the Argentine professional accounting standards effective in the City of Buenos Aires.

b) There are differences between the cash flow information disclosed and the requirements established by the Argentine professional accounting standard effective in the City of Buenos Aires such as the lack of segregation of the interest earned and paid by the Bank, considering that this statement is prepared according to specific standards applicable to financial institutions.

c)	There are differences between the disclosure required by the Argentine professional accounting standards in the City of Buenos Aires and the disclosure made by the Bank regarding its income statement items, as this statement is prepared according to specific standards applicable to financial institutions.

d)	The supplementary information presented by the Bank, is the information specifically required by Central Bank regulations. This regulation does not contemplate all disclosure requirements of the Argentine professional accounting standards in the City of Buenos Aires, such as the disclosure of due dates for all receivables and payables together with their interest rates or adjustments, certain information about transactions with related parties, the exchange rate applicable to different foreign currencies assets and liabilities at the end of the period, etc.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

6.1)	Loans - Other

	09/30/2014	12/31/2013

Other loans	4,016,148	4,097,387
Export financing and prefinancing	1,106,878	1,013,383
	5,123,026	5,110,770

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	09/30/2014	12/31/2013

Debt securities issued by financial trusts	272,190	423,682
Certificates of participation in financial trusts	233,710	273,933
	505,900	697,615

6.3)	Other receivables – Other

Sundry receivables	235,040	200,714
Security deposits	165,250	134,079
Advanced prepayments	83,702	40,531
Tax prepayments	4,604	2,781
Other	18,384	12,723
	506,980	390,828

6.4)	Deposits - Nonfinancial government sector

Checking accounts	3,274,812	1,898,509
Time deposits	3,155,130	1,425,462
Investment accounts	157,373	187,565
Savings accounts	33,363	385,790
Accrued interest, adjustments and listed price differences payable	34,422	27,973
Other	451,412	571,857
	7,106,512	4,497,156

6.5)	Deposits - From the non-financial private sector and foreign residents - Other

Expired time deposits	620,368	497,450
Unemployment fund for workers of the construction industry	202,178	166,772
Attachments	187,154	132,396
Security deposits	2,664	2,040
Other	44,014	29,357
	1,056,378	828,015

6.6)	Other liabilities from financial intermediation - Other

Purchase financing payables	1,006,686	815,696
Other payment orders pending settlement	461,833	411,831
Other withholdings and additional withholdings	461,447	345,333
Collections and other transactions on account and behalf of others	308,788	239,308
Miscellaneous not subject to minimum cash requirements	296,795	254,458
Miscellaneous subject to minimum cash requirements	174,550	101,056
Retirement pension payment orders pending settlement	93,211	29,253
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see Note 7.)	90,673	87,186

Other	80,823	56,163
	2,974,806	2,340,284

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.7)	Other Liabilities - Other

	09/30/2014	12/31/2013

Taxes payable (net of prepayments)	1,187,730	877,909
Miscellaneous payables	156,607	121,262
Salaries and payroll taxes payable	193,533	159,677
Withholdings on salaries	38,126	38,106
Prepayment for the sale of assets	8,151	4,859
	1,584,147	1,201,813

6.8)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody – ANSES (Argentine social security administration)	68,170,338	29,197,830
Securities in custody – Other	11,713,572	4,708,604
Checks and securities not yet collected	2,972,895	2,989,649
Checks and securities to be debited	1,099,271	836,416
Managed portfolios (see Note 12.)	694,589	603,851
Checks and securities to be collected	132,183	93,324
	84,782,848	38,429,674

6.9)	Financial income – Interest on other loans

	09/30/2014	09/30/2013

Personal loans	3,091,903	2,341,386
Other	828,606	630,239
	3,920,509	2,971,625

6.10)	Financial income – Net income from government and private securities

Government securities	1,346,268	245,654
Financial trusts	87,551	51,625
Other	60,118	12,927
	1,493,937	310,206

6.11)	Financial income – Other

Forward foreign-currency transactions offset	144,751	32,392
Premiums on reverse repurchase agreements with the financial sector	99,139	71,434
Interests on loans for export prefinancing and financing	67,112	39,005
Other	2,563	47
	313,565	142,878

6.12)	Financial expense – Other

Turnover tax and municipal assessments	667,677	443,374
Premiums on repurchase agreements with the financial sector	7,700	8,430
	675,377	451,804

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.13)	Service-charge income - Other

	09/30/2014	09/30/2013

Debit and credit card income	755,473	514,708
Rental of safe deposit boxes	59,577	51,221
Service commissions – Joint ventures (see Note 2.5.)	50,656	37,495
Other	210,554	170,394
	1,076,260	773,818

6.14)	Service-charge expense - Other

Debit and credit card expenses	353,244	264,412
Turnover tax and municipal assessments	139,498	104,436
Commissions paid to lending agents	73,505	106,329
Other	40,316	27,094
	606,563	502,271

6.15)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	169,429	129,655
Security services	169,207	127,970
Electric power and communications	90,826	66,633
Leases	74,904	50,142
Stationery and office supplies	17,426	12,031
Insurance	13,890	11,715
	535,682	398,146

6.16)	Other income – Other

Other adjustments and interest on other receivables	31,803	11,059
Services provided to Banco del Tucumán S.A.	7,866	6,667
Gain on sale of bank premises and equipment, and other assets	1,201	6,091
Other	53,141	39,121
	94,011	62,938

6.17)	Other expense – Other

Municipal assessment	13,485	7,942
Donations	12,068	16,411
Turnover tax	5,238	3,171
Other	47,834	28,698
	78,625	56,222

7.	RESTRICTED ASSETS

As of September 30, 2014 and December 31, 2013 the following Bank’s assets are restricted:

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Item	09/30/2014	12/31/2013
Government and private securities
• Federal Government bond in pesos at Badlar Private + 200 basics points, maturing 2017 and Federal Government bond in pesos at Badlar private + 275 basics points, maturing in 2014, used as security in favor of SEDESA (1), respectively.	85,767	89,333
• Federal Government bond in pesos at Badlar private + 250 basics points, maturing in 2019, securing the role of custodian of FGS (sustainability guarantee fund) investments	77,867
• Federal Government bond in pesos at Badlar private + 300 basics points, maturing in 2015 and Federal Government bond in Argentine pesos at Badlar private + 275 basics points, maturing in 2014 securing the role of custodian of FGS (sustainability guarantee fund) investments, respectively.	68,268	80,513
• Federal Government bond in pesos at Badlar private + 300 basics points, maturing in 2015 and Federal Government bond in pesos at Badlar private + 275 basics points, maturing in 2014, for the performance of forward foreign currency trading transactions, respectively.	50,472	55,136
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE)	37,209	33,775
• Federal Government bond in pesos at Badlar private + 200 basics points, maturing in 2017, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	13,380
• Other government and private securities	3,472	8,967
Subtotal government and private securities	336,435	267,724

Loans
• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program	55,010	43,263
Subtotal Loans	55,010	43,263

Other receivables from financial intermediation
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities	578,739	511,178

• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Los Grobo SGR, with an original contribution of 20,000 made on December 12, 2012	25,318	21,241
- Risk Fund of Garantizar SGR (mutual guarantee association), with an original contribution of 20,000 made on December 13, 2012	23,562	21,268
- Risk Fund of Intergarantías SGR, with an original contribution of 3,000 made on December 30, 2013	3,000	3,000
Subtotal other receivables from financial intermediation	630,619	556,687

Other receivables
• Security deposits related to credit card transactions	159,987	129,094

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827

• Other guarantee security.	5,263	4,985
Subtotal other receivables	166,077	134,906

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Item (cont.)	09/30/2014	12/31/2013
Other assets
• Building related to a call option sold (see Note 11.d))	105,697
Subtotal other assets	105,697

Total	1,293,838	1,002,580

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 3. to the consolidated financial statements):

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	09/30/2014	12/31/2013

ASSETS

Cash		6,063			6,063	4,762

Loans				168,297	168,297	202,705

Other receivables from financial intermediation			86,351	101,924	188,275	137,606

Receivables from financial lease			9,632	1,294	10,926	10,055

Other receivables	218				218

Items pending allocation	27				27	44

Total assets	245	6,063	95,983	271,515	373,806	355,172

LIABILITIES

Deposits		1,038	40,331	229,491	270,860	117,550

Other liabilities from financial intermediation			121,776	340	122,116	96,878

Total liabilities		1,038	162,107	229,831	392,976	214,428

MEMORANDUM ACCOUNTS

Credit-balance accounts – Contingent			1,770	1,750	3,520	1,953

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	09/30/2014	09/30/2013

INCOME (EXPENSE)

Financial income	21		724	21,457	22,202	12,687

Financial expense	(3,506)			(15,953)	(19,459)	(10,544)

Service-charge income	22	2	45	1,843	1,912	3,509

Service-charge expense			(561)		(561)	(4)

Administrative expenses	(9)				(9)	(9)

Other income	8,532				8,532	7,301

Total income / (loss)	5,060	2	208	7,347	12,617	12,940

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2014, amounted to 594,563. Since December 31, 2011, the Bank’s capital stock has changed as follows.

As of December 31, 2011	594,485

Capital stock increase approved by the General Special Shareholders’ Meeting of June 10, 2013 (1)	78

As of September 30, 2014	594,563

(1)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, and delivered to the minority shareholders of former Banco Privado de Inversiones S.A., in the merger process with Banco Macro S.A. (see also Note 2.6.).

Moreover, during fiscal year 2011, the Bank acquired a total of 10,000,000 proprietary registered Class B shares of common stock for a total amount of 92,919. As established by Art. 67 of Law No. 26,831, capital stock will be reduced, by operation of law for an amount equal to the nominal value of proprietary shares held in portfolio, which will be canceled if the three-year term since the acquisition date has passed, and they have not been sold and no shareholders´ meeting resolution has been issued as to their use. As a consequence, the bank´s capital stock will be reduced, by operation of law for an amount and on the relevant dates based on the abovementioned deadline.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 09/30/2014		09/30/2014	12/31/2013
Subordinated – Class 1	USD	150,000,000	(a.1)	USD	150,000,000	1,304,719	981,142
Non-subordinated – Class 2	USD	150,000,000	(a.2)	USD	106,395,000	913,104	718,044
Total						2,217,823	1,699,186

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No, 23,576, as amended by Law No, 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 20.b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and Argentine professional accounting standards effective in Buenos Aires City. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

-	Options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.h.1), 3.5.h.2) and 3.5.l).

Positions of transactions effective as of September 30, 2014 and December 31, 2013 are as follows:

Transaction	09/30/2014	12/31/2013
Net position of repurchase agreements	(285,144)	(569,919)
Net debit position of forward transactions without delivery of the underlying asset (a)	220,644	806,959
Interest rate swaps (b)	15,000	50,000
Position of put options taken (c)	8,670	6,676
Position of call options sold (d)	(108,698)

Net income (loss) resulting from these transactions for the nine-month periods ended September 30, 2014 and 2013, amount to income (loss):

Transaction	09/30/2014	09/30/2013
Premiums on reverse repurchase agreements	99,274	71,434
Premiums on repurchase agreements	(7,700)	(8,430)
Interest rate swap	2,428	(47)
Forward foreign-currency transactions offset	144,751	32,392
Total	238,753	95,349

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	As of September 30, 2014 and December 31, 2013, this is related to swap agreements entered into with the Central Bank entitling the Bank to collect, on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 15,000 and 50,000, respectively. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreements expired on October 31, 2014, without new transactions were perfomed. The purposes of those transactions were to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

(c)	As of September 30, 2014 and December 31, 2013, this includes a put option taken with Carpoint S.A. of a property received by the Bank as payment of loans granted by it. The price was set at USD 1,024,250, and the option’s exercise period is from September 24, 2015, through September 23, 2016, both dates included.

(d)	As of September 30, 2014, this is related to a call option sold to Transporte Automotor Plaza SACeI on a building received by the Bank as payment of loans granted by it. The initial price was set at 104,135, and will accrue interest at a corrected Badlar rate, re-calculated on a monthly basis, plus 200 basic points and the option’s exercise period is from July 24, 2014, through July 31, 2016, both dates included. As of the date of issuance of these financial statements, the holder has not exercised the option.

12.	PORTFOLIO MANAGEMENT

As of September 30, 2014 and December 31, 2013, the Bank manages the following portfolios:

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Managed portfolio as of
Item	09/30/2014	12/31/2013
• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	14,030	14,039
• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	40,927	42,082
• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and the former Banco Macro S.A.,	103,380	107,875
• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”.	73,579	74,069
• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	57,985	58,169
• On November 22, 2012 and 2013, the Bank (trustor) and Macro Fiducia S.A. (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I” and “SECANE II”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian.	177,879	183,845
• Other portfolios managed by the Bank.	226,809	123,772
Total	694,589	603,851

13.	MUTUAL FUNDS

As of September 30, 2014, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)
Pionero Pesos	375,166,512	767,731	615,080
Pionero Renta Ahorro	676,237,611	1,995,642	2,006,807
Pionero F F	139,249,062	354,352	353,240
Pionero Renta	51,161,863	369,426	370,800
Pionero Acciones	2,040,123	21,715	21,101
Pionero Renta Dólares	6,027	20
Pionero Empresas F.C.I. Abierto PYMES	63,820	82	18
Pionero Consumo	80,081	101	46
Argenfunds Renta Pesos	99,860	72	84
Argenfunds Renta Argentina	199,896,467	251,380	285,929
Argenfunds Ahorro Pesos	352,400,683	551,747	556,892
Argenfunds Renta Privada F.C.I.	350,189,465	544,324	548,434
Argenfunds Abierto Pymes	790,735	951	929

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.2428% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10752 of February 18, 2014.

This system shall cover the deposits up to the amount of 120 (350 beginning on November 1, 2014) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency, are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of September 30, 2014 and December 31, 2013, the amounts recorded in the Bank’s financial statements for holdings of certificates of participation (net of allowances for 223,832 as of both dates) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	09/30/2014	12/31/2013
Certificates of participation:
Frávega Créditos XII (a)	1,428	44,717
Other	8,450	5,384
Subtotal certificates of participation	9,878	50,101

Debt securities:
Underwriting agreements (b)	148,935	281,187
Loma Blanca (c)	81,510	98,412
Other (d)	41,745	44,083
Subtotal debt securities	272,190	423,682
Total	282,068	473,783

(a)	Frávega Créditos XII Trust

On November 29, 2013, Frávega SACI e I, as trustor, collection agent and beneficiary, Macro Fiducia S.A. as trustee and Banco Sáenz S.A. as the loan portfolio manager, entered into a trust agreement called Fideicomiso Financiero Privado Frávega Créditos XII, whereby the trust issued Class “A” and Class “B” certificates of participation.

The purpose of the trust is to pay the certificates of participation in full once the receivables and promissory notes transferred by the trustor have been collected. Upon expiration of the trust, holders of Class “B” certificates of participation will receive the remaining receivables.

As of September 30, 2014 and December 31, 2013, the Bank was the direct beneficiary of 100% of the Class “A” certificates of participation issued by Fideicomiso Financiero Privado Frávega Créditos XII.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Mila, Garbarino, Accicom and CCF Créditos). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(c)	Loma Blanca Trust

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), entered into the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists in the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, Province of Chubut.

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 14% of the total trust issues. The final amortization of such debt securities will operate on March 16, 2016.

(d)	Other

It includes, among others, Chubut oil & gas royalties, which manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the abovementioned trusts, exceed the carrying amount in the related proportions.

Additionally, Note 7.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of September 30, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia S.A. (subsidiary) of this type of trusts amounted to 13,368 and 10,754, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

As of September 30, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amounted to 482,502 and 750,214, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of September 30, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 598,170 and 510,516, respectively.

Additionally, Note 7.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	INFORMATION REQUIRED BY THE CNV

16.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV

As mentioned in Note 19., on September 5, 2013, the CNV issued General Resolution No. 622. Considering Banco Macro S.A.’s current operations, and according to the different categories of agents established by the abovementioned Resolution, the Bank is registered with this agency as an agent for the custody of collective investment products of mutual funds (AC PIC FCI), and comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and is in the process of registering for financial trustee (AF) and non-financial trustee (FNOF) agent categories.

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 24,500, as well as the minimum required offsetting entry of 14,000, which the Bank paid-in at the end of the period and is registered in custody in Caja de Valores (see Note 7.) with available assets in accounts opened with the Central Bank.

16.2	Documentation in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2011, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2013, under the custody of the following companies: AdeA Administradora de Archivos SA. (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación, between Camino San Carlos and 60 cuadras, Province of Cordoba and avenida Sargento Cayetano Beleira 410, formerly Ruta Km 8 51.2, Pilar, Province of Buenos Aires).

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

17.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

17.1.	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for September 2014 are listed below, indicating the balances as of month-end of the related accounts:

Item	09/30/2014
Cash
Amounts in Central Bank accounts	6,241,437
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	578,739
Total	6,820,176

17.2.	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for September 2014, along with its computable capital as of the end of that month:

Item	09/30/2014
Minimum capital requirement	4,468,936
Computable capital	9,665,597
Excess amount	5,196,661

18.	TAX AND OTHER CLAIMS

18.1	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant ongoing claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro S.A. for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. In February 2009, a complaint was filed to challenge the assessment with the Federal Administrative Tax Court, which is pending proceedings. City of Buenos Aries government filed an action for payment and secured a provisional attachment in the amount of 827 (see also Note 7.).

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

18.2 Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones S.A., on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

On April 24, 2014, the Court of Appeals dismissed the appeals filed and changed what was resolved in First Instance, ordered the Agreement nullity, to continue with the proceeding and to allow the Bank to answer the complaint. Such resolution was appealed by the Bank.

Additionally, there are other claims filed by consumers’ associations against the Bank.

18.3 Finally, the Bank and its directors were notified about the opening of financial and exchange proceedings by the Central Bank and other proceedings filed by the UIF (Financial Information Unit) and CNV. According to the above mentioned agencies position, they are mainly related to regulatory breaches over transactions conducted by Bank customers. These proceedings were or will be challenged or appealed in the administrative field and / or in court, as the case may be.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. In addition, at a local level, there was an increase in the volatility of government and private securities and in interest rates, as well as somewhat significant changes in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate. In addition, resolution is currently pending in a claim against the Argentine Government by holders of government securities who did not join the debt restructuring carried out in 2005 and 2010, which has generated consequences in the interest payment service of certain government securities.

Specifically in connection with the Argentine foreign exchange market, as from October 2011, the Federal Government imposed certain restrictions to access to the MUyLC (single and free foreign exchange market). Moreover, during the first quarter of 2014, there was a strong appreciation of foreign currency and a rise in interest rates, both deposit and lending rates.

Lastly, on December 27, 2012, a new Capital Markets Law was enforced, as enacted by Presidential Decree No. 1023/2013 dated July 29, 2013, and CNV General Resolution No. 622 dated September 5, 2013. At present, although the regulations provide for a transition period, the law is undergoing a process of gradual implementation and analysis by the various market agents. In addition, several filings and requests for clarification have been filed with the agency, which has issued various interpretations and extensions.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps, 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a rate of 4% p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As of September 30, 2014 and December 31, 2013, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 18,175 and 14,208 at the stand-alone level, respectively, and a total of 30,617 and 23,301 at consolidated level, respectively. The Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations 20% of income for the year plus / minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve.

b)	As established in the issuance conditions for the instruments representing long term debt mentioned in Note 10.a.1), the upcoming Shareholders’ Meeting shall have to create a special reserve for the interest to be paid upon the maturities, taking place in June and December 2015.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

Additionally, from the amendments introduced by Law No. 26,893, with effect from September 23, 2013, distributions of dividends (except for shares) to individuals of the country or foreign individuals or legal entities shall be subject to a 10% income tax.

d)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting considering financial statements with retained earnings should specifically decide how they will be used.

e)	Through Communiqué “A” 5485 as supplemented, the Central Bank establishes the general procedure for distributing earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, and there are no penalties imposed by UIF, weighted to be significant, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% of the required amount.

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5., in accordance with argentine professional accounting standards effective in the City of Buenos Aires. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito

Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014		12/31/2013	09/30/2014
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		768,471	25,834	624,560		624,560
Federal government bonds in pesos at Badlar + 2% - Maturity: 2016		485,501		485,501		485,501
Federal government bonds in pesos at Badlar + 2% - Maturity: 03-28-2017		442,264		442,266		442,266
Federal government bonds in pesos at Badlar Private + 3% - Maturity: 2015		200,373	467,411	224,286		224,286
Federal government bonds in US dollars at 7% - Maturity: 2015		201,725	44,126	213,749		213,749
Consolidation bonds in pesos - 7° Serie - Maturity: 01-04-2016		77,201	3,012	77,401		77,401
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018		50,317	256,946	50,925		50,925
Consolidation bonds in pesos - 8° Serie		33,075	3,378	34,074		34,074
Consolidation bonds in pesos - 6° Serie at 2%- Maturity: 2024		33,280	17,489	34,640		34,640
Federal government bonds in pesos at Badlar Private + 2.5% - Maturity: 2019		40,584		5,741		5,741
Other		161,583	474,514	96,622		96,622
Subtotal holdings booked at market value		2,494,374	1,292,710	2,289,765		2,289,765

Government securities under repo transactions with Central Bank of Argentina

Holdings booked at amortized cost
- Local
Federal government bonds in pesos at Badlar Private + 2.5% - Maturity: 2019	165,178	166,867		165,178		165,178
Argentine saving bond for the economy development in US dollars at 4% - Maturity: 07-27-2016	126,561	126,582	98,437	126,561		126,561
Province of Entre Ríos Treasury Bills - Maturity: 10-23-2014	15,661	15,661		15,661		15,661
Province of Chaco Treasury Bills - Maturity: 11-21-2014	14,512	14,512		14,512		14,512
Province of Entre Ríos Treasury Bills - Maturity: 12-18-2014	10,039	10,039		10,039		10,039
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014			98,759
Province of Neuquén guarantee Treasury Bills Class 1 in US dollars - Maturity: 05-23-2014			37,435
Debt Securities Class 1 - Chubut development and infraestructure bond in US dollars at 4% Maturity: 10-21-2019			10,376
Subtotal Holdings booked at amortized cost		333,661	245,007	331,951		331,951

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014		12/31/2013	09/30/2014
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-12-2014		590,606		590,606		590,606
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-22-2014		519,873		519,873		519,873
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-08-2014		318,775		318,775		318,775
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-15-2014		301,963		301,963		301,963
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-01-2014		201,572		201,572		201,572
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-29-2014		112,159		112,159		112,159
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-02-2014			12,980
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		2,044,948	12,980	2,044,948		2,044,948

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-14-2015		33,850
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-31-2014		20,620
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-21-2015		8,757
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-24-2014		6,364
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-19-2014			21,817
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-05-2014			21,330
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-29-2014			12,750
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-11-2014			12,591
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-15-2014			11,902
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-26-2014			4,674
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		69,591	85,064

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-24-2014		1,342,282		1,342,282		1,342,282
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-03-2014		1,063,283		1,063,283		1,063,283
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-26-2014		902,414		902,414		902,414
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-17-2014		743,738		743,738		743,738
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-05-2014		589,653		589,653		589,653
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-19-2014		427,452		427,452		427,452
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-10-2014		395,370		395,370		395,370
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-31-2014		375,199		388,526		388,526
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-07-2015		370,021		370,021		370,021
Central Bank of Argentina Bills in U$S payables in dollars – Maturity: 11-19-2014		52,172		52,172		52,172
Other		210,309		225,953		225,953
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		6,471,893		6,500,864		6,500,864

Subtotal Instruments issued by the Central Bank of Argentina		8,586,432	98,044	8,545,812		8,545,812

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014		12/31/2013	09/30/2014
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		8,586,432	98,044	8,545,812		8,545,812

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 04-23-2014			39,340
Subtotal Central Bank of Argentina Notes - Under repo Transactions			39,340

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 04-23-2014			35,647
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio			35,647	0		0
Total Instruments issued by the Central Bank of Argentina		8,586,432	173,031	8,545,812		8,545,812
Total Government securities		11,414,467	1,710,748	11,167,528		11,167,528

Investments in listed private securities
Capital representative
In Argentina
YPF S.A.		133,806		133,806		133,806
Petrolera Pampa S.A.		34,733		34,733		34,733
Telecom Argentina Stet-France Telecom S.A.		34,027		34,027		34,027
Aluar Aluminio Argentino		32,544		32,544		32,544
Petrobras Energía S.A.		18,200		18,200		18,200
Subtotal Capital representative		253,310		253,310		253,310
Total Investments in listed private securities		253,310		253,310		253,310
Total government and private Securities		11,667,777	1,710,748	11,420,838		11,420,838

(1) Position without options as of September 30, 2014, includes “Holdings” plus: “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014	12/31/2013

COMMERCIAL

In normal situation	15,866,503	15,697,070
With Senior “A” guarantees and counter-guarantees	1,110,477	1,052,533
With Senior “B” guarantees and counter-guarantees	2,655,766	2,910,554
Without Senior guarantees or counter-guarantees	12,100,260	11,733,983

Subject to special monitoring	99,181	102,511
In observation
With Senior “A” guarantees and counter-guarantees		1,993
With Senior “B” guarantees and counter-guarantees	34,227	35,970
Without Senior guarantees or counter-guarantees	64,954	64,548

Troubled	13,044	22,650
With Senior “B” guarantees and counter-guarantees	5,332	13,060
Without Senior guarantees or counter-guarantees	7,712	9,590

With high risk of insolvency	220,043	222,106
With Senior “A” guarantees and counter-guarantees	1,197
With Senior “B” guarantees and counter-guarantees	135,631	75,006
Without Senior guarantees or counter-guarantees	83,215	147,100

Irrecoverable	1,945	8,385
With Senior “B” guarantees and counter-guarantees		3,729
Without Senior guarantees or counter-guarantees	1,945	4,656

Subtotal Commercial	16,200,716	16,052,722

Jorge H. Brito

Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014	12/31/2013

CONSUMER

Performing	23,005,799	20,972,447
With Senior “A” guarantees and counter-guarantees	482,307	314,530
With Senior “B” guarantees and counter-guarantees	2,053,999	1,633,217
Without Senior guarantees or counter-guarantees	20,469,493	19,024,700

Low risk	304,971	316,744
With Senior “A” guarantees and counter-guarantees	472	1,578
With Senior “B” guarantees and counter-guarantees	15,617	13,948
Without Senior guarantees or counter-guarantees	288,882	301,218

Medium risk	237,752	206,596
With Senior “A” guarantees and counter-guarantees	353	1,063
With Senior “B” guarantees and counter-guarantees	11,223	6,047
Without Senior guarantees or counter-guarantees	226,176	199,486

High risk	188,008	124,120
With Senior “A” guarantees and counter-guarantees	128	576
With Senior “B” guarantees and counter-guarantees	5,355	4,859
Without Senior guarantees or counter-guarantees	182,525	118,685

Irrecoverable	94,259	62,241
With Senior “B” guarantees and counter-guarantees	8,012	9,065
Without Senior guarantees or counter-guarantees	86,247	53,176

Irrecoverable according to Central Bank's rules	338	284
Without Senior guarantees or counter-guarantees	338	284

Subtotal Consumer	23,831,127	21,682,432
Total	40,031,843	37,735,154

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014		12/31/2013
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,758,159	6.89	2,321,319	6.15
50 next largest customers	4,294,591	10.73	3,855,621	10.22
100 next largest customers	2,900,368	7.25	2,724,057	7.22
Other customers	30,078,725	75.13	28,834,157	76.41

Total	40,031,843	100.00	37,735,154	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	49	54,257	37,884	41,662	83,685	56,008	400,562	674,107
Financial sector	2	141,913	11,058	12,497	34,119	102,883	14,637	317,109
Non-financial private sector and foreign residents	444,099	13,790,381	4,337,463	3,699,978	3,778,606	5,724,683	7,265,417	39,040,627
Total	444,150	13,986,551	4,386,405	3,754,137	3,896,410	5,883,574	7,680,616	40,031,843

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENT IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

							Information on the issuer
	09/30/2014					12/31/2013	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / Year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	778,671	618,886	Financial institution	09-30-14	43,960	865,844	177,673
Macro Securities S.A.	Common	1	1	12,776,680	86,297	54,676	Brokerage house	09-30-14	12,886	83,641	29,059
Macro Fiducia S.A.	Common	1	1	6,475,143	16,925	12,714	Services	09-30-14	6,567	16,583	3,319
Macro Fondos SGFCI S.A.	Common	1	1	327,183	5,943	4,362	Mutual funds management	09-30-14	1,713	29,444	19,246
Foreign
Macro Bank Limited	Common	1	1	9,816,899	372,090	279,298	Financial institution	09-30-14	9,817	372,090	92,791
Subtotal subsidiaries					1,259,926	969,936

- Non-subsidiaries
In Argentina
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-13	7,200	7,667	924
Visa Argentina S.A.	Common	1	1	1,141,503	3,554	3,554	Business services	05-31-14	15,000	356,378	295,046
COEL S.A.	Common	1	1	86,236	138	138	Financial Services	12-31-13	1,000	3,281	175
ACH S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-12	650	266	(105)
Mercado Abierto Electrónico S.A.	Common	1,200	1	8	121	121	Electronic market	12-31-13	242	24,899	8,677
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-13	10,250	44,699	13,201
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-13	18,578	905,856	24,217
Banelco S.A.						2,500	Network administration	12-31-13	23,599	102,351	39,720
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	667	514	Financial institution	12-31-13	1,824,910	5,592,131	552,420
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	496	382	Financial institution	12-31-13	1,824,910	5,592,131	552,420
Subtotal non-subsidiaries					5,816	8,049

Total in financial institutions, supplementary and authorized activities					1,265,742	977,985

In other companies
- Non-subsidiaries
In Argentina
Other					1,704	1,551
Foreign
SWIFT S.A.	Common	1	1	5	42	32	Services	12-31-13	2,342,902	2,925,690	186,418
Total in other companies					1,746	1,583
Total (1)					1,267,488	979,568

(1) As of September 30, 2014 and December 31, 2013 the Bank booked allowances for impairment in value amounting to 609 and 344, respectively (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Net book				Depreciation for the period		Net book
Item	value at beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of the period

Bank premises and equipment
Buildings	375,089	43,440	42,081	170	50	13,032	447,408
Furniture and facilities	86,216	23,066			10	10,280	99,002
Machinery and equipment	173,736	120,533			5	54,643	239,626
Vehicles	32,237	8,336		469	5	10,583	29,521

Total	667,278	195,375	42,081	639		88,538	815,557

Other assets
Works in progress	117,785	179,799	(37,022)				260,562
Works of art	1,170						1,170
Prepayments for the purchase of assets	20,195	41,947	(2,884)				59,258
Foreclosed assets	8,908	106,234		219	50	506	114,417
Leased buildings	570				50	1	569
Stationery and office supplies	10,066	58,970		44,385			24,651
Other assets	200,937	5,779	(2,175)	8,291	50	955	195,295

Total	359,631	392,729	(42,081)	52,895		1,462	655,922

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Net book		Amortization for the period		Net book
Item	value at beginning of fiscal year	Increases	Years of useful life	Amount	value at end of the period

Goodwill (a)	58,788		10	10,539	48,249
Organization and development costs (b)	271,729	129,734	5	81,567	319,926

Total	330,517	129,734		92,106	368,175

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and former Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014		12/31/2013
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	6,321,384	13.62	3,926,242	10.16
50 next largest customers	4,795,892	10.34	5,256,030	13.60
100 next largest customers	2,615,793	5.64	2,457,322	6.36
Other customers	32,665,724	70.40	27,007,610	69.88

Total	46,398,793	100.00	38,647,204	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	39,458,353	6,117,281	656,559	157,203	8,770	627	46,398,793

Other liabilities from financial intermediation

Central Bank of Argentina	5,459	939	1,442	3,090	6,433	1,353	18,716
Banks and International Institutions	201,344	6,894	3,621				211,859
Non-subordinated corporate bonds			12,545			900,559	913,104
Financing received from Argentine financial institutions	13,424	2,437	3,677	7,436	15,234	24,295	66,503
Other	2,696,096	183,966	2,159	1,756	119	90,710	2,974,806

	2,916,323	194,236	23,444	12,282	21,786	1,016,917	4,184,988

Subordinated corporate bonds		35,074				1,269,645	1,304,719

Total	42,374,676	6,346,591	680,003	169,485	30,556	2,287,189	51,888,500

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period
ALLOWANCES
Loans
For uncollectibility risk and impairment in value	931,960	458,273	358,996	12,832	1,018,405
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	230,011	2,335	2,884	4	229,458
Receivables from financial leases
For uncollectibility risk	4,945	690	938	622	4,075
Investments in other companies
For impairment in value	344	306		41	609
Other receivables
For uncollectibility risk	6,742	1,185	399	334	7,194

Total allowances	1,174,002	462,789	363,217	13,833	1,259,741

PROVISIONS
Contingent commitments	4,806	63		951	3,918
For other contingencies	107,116	21,552	15,375	229	113,064
Difference from court deposits dollarization	14,208	4,231	33	231	18,175

Total Provisions	126,130	25,846	15,408	1,411	135,157

(1) See notes 3.5.g). and 3.5.n).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued	Own
Class	Stock number	share	Outstanding	Portfolio (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236

Registered common stock B	583,327,358	1	573,327	10,000	583,327

Total	594,563,028		584,563	10,000	594,563

(1) See Note 9.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	09/30/2014																12/31/2013
	Total Parent company and	Total per currency
Items	Argentine branches	US dollar	Pound sterling	Swiss franc	Danish krone	Canadian dollar	Australian dollar	Neozalen dollar	Yen	Swedish krone	Norwegian krone	Uruguayans peso	Chilean peso	Guarani	Real	Euro	Total

ASSETS
Cash	4,367,625	4,309,768	5,839	1,191	123	443	253	219	440	88	396	1,223	427	611	7,005	39,599	5,245,008
Government and private securities	745,320	745,320															393,573
Loans	1,986,752	1,986,752															1,876,819
Other receivables from financial intermediation	501,882	497,393														4,489	281,830
Receivables from financial leases	9,635	9,635															7,986
Investments in other companies	373,295	373,295															280,226
Other receivables	79,611	79,611															68,964
Items pending allocation	1,328	1,328															988

Total	8,065,448	8,003,102	5,839	1,191	123	443	253	219	440	88	396	1,223	427	611	7,005	44,088	8,155,394

LIABILITIES
Deposits	2,772,910	2,772,910															2,461,071
Other liabilities from financial intermediation	1,933,616	1,911,394	311	113		365	17									21,416	1,785,933
Other liabilities	3,047	3,047															2,346
Subordinated corporate bonds	1,304,719	1,304,719															981,142
Items pending allocation	1	1															77

Total	6,014,293	5,992,071	311	113		365	17									21,416	5,230,569

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,181,710	1,181,710															1,015,408
Control	1,246,606	1,185,526														61,080	923,080
Derivatives	8,670	8,670															6,676
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	216,535	213,859														2,676	172,687

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

Item	09/30/2014 (1)	12/31/2013 (1)

Loans
Overdrafts	19,087	59,980
Without Senior guarantees or counter-guarantees	19,087	59,980
Documents	35	4,150
With Senior “A” guarantees and counter-guarantees	35	1,776
Without Senior guarantees or counter-guarantees		2,374
Mortgage and pledge	9,269	11,568
With Senior “B” guarantees and counter-guarantees	8,677	10,441
Without Senior guarantees or counter-guarantees	592	1,127
Personal	315	309
Without Senior guarantees or counter-guarantees	315	309
Credit cards	31,407	23,641
Without Senior guarantees or counter-guarantees	31,407	23,641
Other	188,491	64,396
Without Senior guarantees or counter-guarantees	188,491	64,396
Total loans	248,604	164,044

Other receivables from financial intermediation		2,072

Receivables from financial leases and other	11,019	10,514

Contingent Commitments	3,724	1,953

Investments in other companies	1,260,400	970,411
Total	1,523,747	1,148,994

Provisions	3,046	1,910

(1) As of September 30, 2014 and December 31, 2013 all debtors are classified in performing situation.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

					Originally		Weighted daily
					agreed	Residual	average term
Type of	Purpose of the transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	of settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	25	22		117,368

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		409,512

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	6	5	1	3,218,755

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	6	5	30	1,818,365

Swaps	Intermediation - own account	Other	Other	MAE (over-the-counter electronic market)	60	1	30	15,000

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2014	12/31/2013
ASSETS

A.	CASH
	Cash on hand	3,667,224	3,232,931
	Due from banks and correspondents
	Central Bank of Argentina	7,042,513	8,937,649
	Local Other	9,838	26,423
	Foreign	1,455,748	663,118
	Other	529	408
		12,175,852	12,860,529

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings booked at market value	3,339,107	1,928,841
	Government securities under repo transactions with Central Bank of Argentina	84,474	88,928
	Holdings booked at amortized cost	338,151	250,513
	Instruments issued by the Central Bank of Argentina	9,420,972	173,031
	Investments in listed private securities	253,310	3
		13,436,014	2,441,316

C.	LOANS
	To the non-financial government sector	639,468	640,158
	To the financial sector
	Interfinancing - (granted call)	333,446	308,023
	Other financing to Argentine financial institutions	67,912	55,711
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	373	1,163
	To the non-financial private sector and foreign residents
	Overdrafts	5,151,987	4,449,988
	Documents	4,144,283	4,320,772
	Mortgage loans	2,361,425	2,308,916
	Pledge loans	1,688,259	1,429,414
	Personal loans	15,040,498	13,873,830
	Credit cards	7,447,447	6,841,356
	Other	5,234,928	5,206,630
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	741,126	779,436
	less: Unearned discount	(150,594)	(186,547)
	less: Allowances (Note 4.)	(1,113,818)	(1,006,495)
		41,586,740	39,022,355

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2014	12/31/2013
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	752,791	648,015
	Amounts receivable from spot and forward sales pending settlement	574,777	774,525
	Securities and foreign currency receivables from spot and forward purchases pending settlement	330,501	208,774
	Unlisted corporate bonds	305,161	270,690
	Receivables from forward transactions without delivery of underlying asset	35,565	167
	Other receivables not covered by debtors classification standards	585,194	763,238
	Other receivables covered by debtors classification standards	306,181	246,284
	Accrued interest receivables covered by debtors classification standards	168	846
	less: Allowances (Note 4.)	(231,369)	(232,290)
		2,658,969	2,680,249

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	360,577	385,717
	Accrued interest and adjustments	5,027	5,158
	less: Allowances (Note 4.)	(4,078)	(5,015)
		361,526	385,860

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,163	893
	Other	11,547	13,883
	less: Allowances (Note 4.)	(1,566)	(1,330)
		11,144	13,446

G.	OTHER RECEIVABLES
	Receivables from sale of assets	5,190	6,116
	Minimum presumed income tax-credit		3,460
	Other	547,785	432,289
	Accrued interest and adjustments receivable on from sale of assets	227	235
	Other accrued interest and adjustments receivable	23	172
	less: Allowances (Note 4.)	(7,382)	(6,929)
		545,843	435,343

H.	BANK PREMISES AND EQUIPMENT, NET	889,422	735,663

I.	OTHER ASSETS	668,442	364,670

J.	INTANGIBLE ASSETS
	Goodwill	48,249	58,788
	Organization and development costs	337,226	285,191
		385,475	343,979

K.	ITEMS PENDING ALLOCATION	10,946	11,624

TOTAL ASSETS		72,730,373	59,295,034

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

LIABILITIES		09/30/2014	12/31/2013

L.	DEPOSITS
	From the non-financial government sector	10,178,885	6,580,041
	From the financial sector	29,205	26,874
	From the non-financial private sector and foreign residents
	Checking accounts	10,419,465	8,602,700
	Savings accounts	9,262,136	8,440,709
	Time deposits	21,574,593	18,416,520
	Investment accounts	173,697	199,003
	Other	1,127,051	878,032
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	386,478	283,139
		53,151,510	43,427,018

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	18,815	21,994
	Banks and International Institutions	208,124	325,664
	Non-subordinated Corporate Bonds	900,559	693,483
	Amounts payable for spot and forward purchases pending settlement	409,925	241,942
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	607,712	863,570
	Financing received from Argentine financial institutions	12,000
	Other financing received from Argentine financial institutions	21,757	25,159
	Accrued interest payable		96
	Receivables from forward transactions without delivery of underlying asset		27,867
	Other	3,122,480	2,440,877
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	49,026	57,079
		5,350,398	4,697,731

N.	OTHER LIABILITIES
	Fees	1,788	11,224
	Other	1,737,480	1,314,477
		1,739,268	1,325,701

O.	PROVISIONS (Note 4.)	176,060	159,381

P.	SUBORDINATED CORPORATE BONDS	1,304,719	981,142

Q.	ITEMS PENDING ALLOCATION	4,111	7,128

	MINORITY INTERESTS IN SUBSIDIARIES	87,472	69,502

	TOTAL LIABILITIES	61,813,538	50,667,603

	SHAREHOLDERS' EQUITY	10,916,835	8,627,431

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		72,730,373	59,295,034

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF SEPTEMBER 30, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2014	12/31/2013
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	110,916,157	61,359,882
Contingent	12,110,116	11,983,952
Guarantees received	11,657,522	11,593,922
Other not covered by debtors classification standards	139	167
Contingent debit-balance contra accounts	452,455	389,863

Control	93,203,001	43,775,080
Receivables classified as irrecoverable	1,522,240	1,256,611
Other	90,958,413	41,803,691
Control debit-balance contra accounts	722,348	714,778

Derivatives	5,169,488	5,083,287
Notional value of put options taken	8,670	6,676
Notional value of forward transactions without delivery of underlying asset	2,628,882	2,916,785
Interest rate swap	15,000	50,000
Derivatives debit-balance contra accounts	2,516,936	2,109,826

Trust activity	433,552	517,563
Trust funds	433,552	517,563

CREDIT-BALANCE ACCOUNTS	110,916,157	61,359,882

Contingent	12,110,116	11,983,952
Other guarantees provided covered by debtors classification standards	114,316	129,681
Other guarantees provided not covered by debtors classification standards	148,410	151,489
Other covered by debtors classification standards	189,729	108,693
Contingent credit-balance contra accounts	11,657,661	11,594,089

Control	93,203,001	43,775,080
Checks to be credited	722,348	714,778
Control credit-balance contra accounts	92,480,653	43,060,302

Derivatives	5,169,488	5,083,287
Notional value of call options sold	108,698
Notional value of forward transactions without delivery of underlying asset	2,408,238	2,109,826
Derivatives credit-balance contra account	2,652,552	2,973,461

Trust activity	433,552	517,563
Trust activity credit-balance contra accounts	433,552	517,563

The accompanying Notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2014	09/30/2013

A.	FINANCIAL INCOME
	Interest on cash and due from banks	92	181
	Interest on loans to the financial sector	51,715	34,816
	Interest on overdrafts	1,044,767	747,047
	Interest on documents	708,220	451,713
	Interest on mortgage loans	359,548	233,931
	Interest on pledge loans	194,549	138,461
	Interest on credit card loans	1,371,829	706,167
	Interest on financial leases	58,569	49,988
	Interest on other loans	4,529,165	3,416,742
	Net income from government and private securities	1,599,279	313,158
	Interest on other receivables from financial intermediation	2,096	2,247
	Income from guaranteed loans - Presidential Decree No. 1,387/01	33,252	16,543
	CER (Benchmark Stabilization Coefficient) adjustment	68,086	23,179
	CVS (Salary Variation Coefficient) adjustment	542	489
	Difference in quoted prices of gold and foreign currency	796,032	465,537
	Other	322,060	165,632
		11,139,801	6,765,831

B.	FINANCIAL EXPENSE
	Interest on checking accounts	486	327
	Interest on savings accounts	35,656	30,873
	Interest on time deposits	3,822,202	2,165,752
	Interest on interfinancing received loans (received call)	319	2,873
	Interest on other financing from financial institutions	16	7
	Interest on other liabilities from financial intermediation	69,539	44,711
	Interest on subordinated bonds	88,886	58,210
	Other interest	2,372	2,513
	CER adjustment	7,732	3,207
	Contribution to Deposit Guarantee Fund	60,776	49,753
	Other	744,441	493,927
		4,832,425	2,852,153

	GROSS INTERMEDIATION MARGIN - GAIN	6,307,376	3,913,678

C.	PROVISION FOR LOAN LOSSES	450,483	381,478

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	63,371	125,975
	Related to deposits	2,051,054	1,482,723
	Other commissions	54,492	36,936
	Other	1,202,939	851,860
		3,371,856	2,497,494

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		09/30/2014	09/30/2013

E.	SERVICE-CHARGE EXPENSE
	Commissions	207,260	150,618
	Other	654,756	540,220
		862,016	690,838

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	2,260,918	1,710,729
	Directors' and statutory auditors' fees	141,616	70,585
	Other professional fees	134,851	101,808
	Advertising and publicity	79,645	89,392
	Taxes	235,696	158,480
	Depreciation of equipment	95,421	72,173
	Amortization of organization costs	89,027	63,411
	Other operating expenses	587,060	432,725
	Other	309,178	211,257
		3,933,412	2,910,560

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	4,433,321	2,428,296

G.	OTHER INCOME
	Income from long-term investments	48,132	22,112
	Penalty interest	46,972	30,554
	Recovered loans and allowances reversed	82,938	82,454
	CER adjustments	86	48
	Others	92,727	60,402
		270,855	195,570

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	1,443	22
	Charges for other receivables uncollectibility and other allowances	34,440	41,483
	Depreciation and loss of other assets	2,345	2,508
	Goodwill amortization	10,539	10,539
	Other	86,331	61,388
		135,098	115,940

	MINORITY INTEREST IN SUBSIDIARIES	(17,963)	(12,693)

	NET INCOME BEFORE INCOME TAX - GAIN	4,551,115	2,495,233

I.	INCOME TAX	1,646,566	1,005,048

	NET INCOME FOR THE PERIOD - GAIN	2,904,549	1,490,185

The accompanying Notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2014	09/30/2013
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	13,512,271	10,526,353
Cash at the end of the period	14,024,523	10,000,371
Net increase (decrease) in cash	512,252	(525,982)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(8,925,072)	(284,209)
Loans
To the financial sector	14,881	(179,282)
To the non-financial government sector	100,888	33,441
To the non-financial private sector and foreign residents	5,158,199	92,759
Other receivables from financial intermediation	571,686	(1,501,048)
Receivables from financial leases	82,835	(3,586)
Deposits
From the financial sector	2,331	(3,342)
From the non-financial government sector	3,028,866	(696,884)
From the non-financial private sector and foreign residents	2,772,777	4,037,515
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	11,585	(43,400)
Others (except liabilities included under financing activities)	831,869	(6,774)
Collections related to service-charge income	3,364,405	2,481,198
Payments related to service-charge expenses	(838,977)	(663,213)
Administrative expenses paid	(3,697,197)	(2,721,432)
Payment of organization and development costs	(141,062)	(105,823)
Net collections from penalty interest	46,971	30,533
Differences from payments related to court orders	(3,540)	(5,377)
Collections of dividends from other companies	27,597
Other collections related to other income and losses	73,931	54,310
Net payments from other operating activities	(1,163,617)	(536,089)
Payment of income tax / minimum presumed income tax	(1,305,425)	(703,758)
Net cash flows generated in (used in) operating activities	13,931	(724,461)

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2014	09/30/2013
Investing activities
Net payments for bank premises and equipment	(198,394)	(122,442)
Net payments for other assets	(244,822)	(73,428)
Collections from sales of investment in others companies	11,126
Other collections for investing activities		3,853
Net cash flows used in investing activities	(432,090)	(192,017)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(73,443)	(47,483)
Central Bank of Argentina:
Other	(4,204)	(1,071)
Banks and International Institutions	(126,544)	(244,091)
Subordinated corporate bonds	(59,460)	(39,093)
Financing received from Argentine financial institutions	(2,694)	12,349
Payment of dividends	(598,486)	(19)
Net cash flows used in financing activities	(864,831)	(319,408)

Financial income and holding gains on cash and cash equivalents	1,795,242	709,904

Net increase (decrease) in cash	512,252	(525,982)

The accompanying Notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2014	12/31/2013

COMMERCIAL

In normal situation	16,586,224	16,157,610
With Senior “A” guarantees and counter-guarantees	1,114,184	1,054,102
With Senior “B” guarantees and counter-guarantees	2,739,698	2,991,706
Without Senior guarantees or counter-guarantees	12,732,342	12,111,802

Subject to special monitoring	102,516	102,511
In observation
With Senior “A” guarantees and counter-guarantees		1,993
With Senior “B” guarantees and counter-guarantees	37,389	35,970
Without Senior guarantees or counter-guarantees	65,127	64,548

Troubled	13,044	22,650
With Senior “B” guarantees and counter-guarantees	5,332	13,060
Without Senior guarantees or counter-guarantees	7,712	9,590

With high risk of insolvency	220,043	222,106
With Senior “A” guarantees and counter-guarantees	1,197
With Senior “B” guarantees and counter-guarantees	135,631	75,006
Without Senior guarantees or counter-guarantees	83,215	147,100

Irrecoverable	1,945	8,385
With Senior “B” guarantees and counter-guarantees		3,729
Without Senior guarantees or counter-guarantees	1,945	4,656
Subtotal Commercial	16,923,772	16,513,262

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	09/30/2014	12/31/2013

CONSUMER

Performing	26,144,830	23,892,347
With Senior “A” guarantees and counter-guarantees	484,545	315,925
With Senior “B” guarantees and counter-guarantees	2,128,759	1,713,576
Without Senior guarantees or counter-guarantees	23,531,526	21,862,846

Low risk	337,781	341,018
With Senior “A” guarantees and counter-guarantees	472	1,683
With Senior “B” guarantees and counter-guarantees	17,496	16,884
Without Senior guarantees or counter-guarantees	319,813	322,451

Medium risk	264,139	225,864
With Senior “A” guarantees and counter-guarantees	353	1,185
With Senior “B” guarantees and counter-guarantees	12,223	7,137
Without Senior guarantees or counter-guarantees	251,563	217,542

High risk	216,858	144,006
With Senior “A” guarantees and counter-guarantees	128	576
With Senior “B” guarantees and counter-guarantees	6,595	5,013
Without Senior guarantees or counter-guarantees	210,135	138,417

Irrecoverable	99,413	65,486
With Senior “B” guarantees and counter-guarantees	8,560	9,218
Without Senior guarantees or counter-guarantees	90,853	56,268

Irrecoverable according to Central Bank's rules	341	287
Without Senior guarantees or counter-guarantees	341	287

Subtotal Consumer	27,063,362	24,669,008
Total	43,987,134	41,182,270

The accompanying Notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE TR No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of September 30, 2014 and December 31, 2013 and (ii) the statements of income and cash flows for the nine-month periods ended September 30, 2014 and 2013, with the financial statements as of each respective date, of the subsidiaries listed in Note 1.2.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of September 30, 2014):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%
Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	100.00%
Macro Securities S.A. (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%
Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%
Macro Fondos SGFCI S.A.	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 2,023).

(c)	Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the nine-month period ended September 30, 2014, and the year ended December 31, 2013.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand alone financial statements)

(Figures stated in thousands of pesos)

d)	The amounts of the accounts in the statements of income for the nine-month periods ended September 30, 2014 and 2013, were converted into pesos, as described in (a) above, In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of September 30, 2014, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	251,882	2,132,007

Liabilities	207,922	1,759,917

Shareholders’ equity	43,960	372,090

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of September 30, 2014:

	Banco Macro S.A.	Banco del Tucumán S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	65,362,504	6,324,597	2,132,007	413,013	1,501,748	72,730,373

Liabilities	54,445,669	5,458,753	1,759,917	308,815	159,616	61,813,538

Shareholders’ equity	10,916,835	865,844	372,090	104,198	1,342,132	10,916,835

Income	2,904,549	177,673	92,791	35,330	305,794	2,904,549

(1) Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A., (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and investments which mature less than 90 days since their date of acquisition/constitution, Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	09/30/2014	12/31/2013	09/30/2013

Cash	12,175,852	12,860,529	9,449,556

Government and private securities
Holdings booked at market value	829,494	638,762	503,860
Instruments issued by the Central Bank	841,377	12,980	46,955
Other receivables for financial intermediation
Term placements	177,800
Cash and cash equivalents	14,024,523	13,512,271	10,000,371

2.	RESTRICTED ASSETS

In addition, to the assets broken down in Note 7. to the stand-alone financial statements, certain assets are restricted as follows:

	Item	09/30/2014	12/31/2013

3.1.	Banco del Tucumán S.A.:

	Government and Private securities

	• Secured bonds in pesos under Presidential Decree N° 1579/2002, maturity 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	8,388
	Subtotal Government and Private securities	8,388

	Other receivables from financial intermediation
	• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	89,278	71,136
	Subtotal other receivables from financial intermediation	89,278	71,136

	Other receivables
	• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits.	9,362	8,175
	Subtotal other receivables	9,362	8,175

	Total	107,028	79,311

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand alone financial statements)

(Figures stated in thousands of pesos)

	Item	09/30/2014	12/31/2013

3.2.	Macro Securities S.A.:

	Investments in other companies

	• Other	1,453	1,453
	Total	1,453	1,453

3.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 8. to the stand-alone financial statements, the consolidated financial statements as of September 30, 2014 and December 31, 2013, include assets amounted to 27,215 and 80,055, generated by Loans; liabilities amounted to 1,031,595 and 494,816 generated by Deposits; and memorandum accounts amounted to 1,479,598 and 537,998, mainly generated by Items in custody, respectively.

Additionally, as of September 30, 2014 and 2013, net income generated by those transactions amounted to 1,229 and 6,923, respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 527 and 472, respectively. Net income from those transactions for the periods ended December 31, 2014 and 2013 amount to 5 and 3, respectively. Both balances and income were eliminated in the consolidation process.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of September 30, 2014:

	Balances at beginning of fiscal		Decreases		Balances at end of the
Breakdown	year	Increases	Charge off	Reversals	period

Allowances

For loans	1,006,495	499,987	379,392	13,272	1,113,818

For other receivables from financial intermediation	232,290	2,960	2,905	976	231,369

For receivables from financial leases	5,015	695	938	694	4,078

For interests in other companies	1,330	319		83	1,566

For other receivables	6,929	1,229	438	338	7,382

Total	1,252,059	505,190	383,673	15,363	1,358,213

For contingent commitments	4,806	63		951	3,918

For other contingencies	131,274	26,276	15,796	229	141,525

For differences from court deposits dollarization	23,301	7,580	33	231	30,617

Total	159,381	33,919	15,829	1,411	176,060

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand alone financial statements)

(Figures stated in thousands of pesos)

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of September 30, 2014 and December 31, 2013:

Type of contract / underlying asset	09/30/2014	12/31/2013

Futures / foreign currency	3,218,755	4,591,016

Repo transactions / Federal Government Securities	505,840	841,502

Forward contracts / foreign currency	1,818,365	435,595

Swaps / Other	15,000	50,000

Options / Other	117,368	6,676

Additionally, positions of transactions effective as of September 30, 2014 and December 31, 2013 are as follows:

Transaction	09/30/2014	12/31/2013

Net position of repurchase agreements	(381,472)	(515,602)

Net asset position of forward transactions without delivery of the underlying asset	220,644	806,959

Interest rate swap	15,000	50,000

Position of put options taken	8,670	6,676

Position of call options sold	(108,698)

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12. to the Bank’s stand-alone financial statements, as of September 30, 2014 and December 31, 2013, Banco del Tucumán S.A. manages the following portfolios:

	Managed portfolio as of
Item	09/30/2014	12/31/2013
• On December 31, 2008, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	15,921	16,031

• On October 30, 2012, Banco del Tucumán S.A., Banco de Valores S.A. and Banco Macro S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.		19,454

• Other managed portfolios.	20,703	16,194
Total	36,624	51,679

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15. to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of September 30, 2014 and December 31, 2013:

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand alone financial statements)

(Figures stated in thousands of pesos)

7.1.	Financial trusts for investment purposes

Financial trust	09/30/2014	12/31/2013

Certificates of participation:

Sat Sapem I	10,654	14,614
Tucumán Personal I		9,191
Subtotal certificates of participation	10,654	23,805

Debt securities:

Megabono		717
Subtotal debt securities		717
Total	10,654	24,522

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in Note 15.2., to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro S.A., subsidiary Banco del Tucumán S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of September 30, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 150 and 19,586, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.3. to the stand-alone financial statements, and in addition to those included in that Note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of September 30, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 389,061 and 392,985, respectively.

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 27, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director